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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          MISSION RESOURCES CORPORATION
                                (Name of Issuer)
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   079895 20 7
                                 (CUSIP Number)

                                  May 16, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ] Rule 13d-1(b)

            [X] Rule 13d-1(c)

            [ ] Rule 13d-1(d)
 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                               Page 1 of 14 pages

     1.       Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).

                        BancAmerica Capital Investors SBIC I, L.P.

     2.      Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)                                                        [ ]

              (b)                                                        [ ]

     3.      SEC Use Only


     4.      Citizenship or Place of Organization     BancAmerica Capital
                                                      Investors SBIC I, L.P. is
                                                      a limited partnership
                                                      organized under the laws
                                                      of  the State of Delaware

  Number of Shares              5.   Sole Voting Power             1,180,233
  Beneficially Owned by
  Each Reporting Person         6.   Shared Voting Power                   0
  With:
                                7.   Sole Dispositive Power        1,180,233

                                8.   Shared Dispositive Power              0

     9.      Aggregate Amount Beneficially
             Owned by Each Reporting Person                        1,180,233

     10.     Check if the Aggregate Amount in Row
             (9) Excludes Certain Shares (See Instructions)              [ ]

     11.     Percent of Class Represented by Amount in Row (9)           5.0%

     12.     Type of Reporting Person (See Instructions)                  PN

                               Page 2 of 14 pages

     1.       Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).

                        BancAmerica Capital Investors SBIC I, LLC

     2.      Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)                                                        [ ]

              (b)                                                        [ ]

     3.      SEC Use Only


     4.      Citizenship or Place of Organization    BancAmerica Capital
                                                     Management SBIC I, LLC is
                                                     a limited liability
                                                     company organized under
                                                     the laws of the State of
                                                     Delaware

  Number of Shares              5.   Sole Voting Power             1,180,233
  Beneficially Owned by
  Each Reporting Person         6.   Shared Voting Power                   0
  With:
                                7.   Sole Dispositive Power        1,180,233

                                8.   Shared Dispositive Power              0

     9.      Aggregate Amount Beneficially
             Owned by Each Reporting Person                        1,180,233

     10.     Check if the Aggregate Amount in Row
             (9) Excludes Certain Shares (See Instructions)              [ ]

     11.     Percent of Class Represented by Amount in Row (9)           5.0%

     12.     Type of Reporting Person (See Instructions)                  00

                               Page 3 of 14 pages

     1.       Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).

                        BancAmerica Capital Management I, L.P.

     2.      Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)                                                        [ ]

              (b)                                                        [ ]

     3.      SEC Use Only


     4.      Citizenship or Place of Organization      BancAmerica Capital
                                                       Management I, L.P. is a
                                                       limited partnership
                                                       organized under the laws
                                                       of the State of Delaware


  Number of Shares              5.   Sole Voting Power             1,180,233
  Beneficially Owned by
  Each Reporting Person         6.   Shared Voting Power                   0
  With:
                                7.   Sole Dispositive Power        1,180,233

                                8.   Shared Dispositive Power              0

     9.      Aggregate Amount Beneficially
             Owned by Each Reporting Person                        1,180,233

     10.     Check if the Aggregate Amount in Row
             (9) Excludes Certain Shares (See Instructions)              [ ]

     11.     Percent of Class Represented by Amount in Row (9)           5.0%

     12.     Type of Reporting Person (See Instructions)                  PN

                               Page 4 of 14 pages
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     1.       Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).

                        BACM I GP, LLC

     2.      Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)                                                        [ ]

              (b)                                                        [ ]

     3.      SEC Use Only


     4.      Citizenship or Place of Organization       BACM I GP, LLC is a
                                                        limited liability
                                                        company organized
                                                        under the laws
                                                        of the State of Delaware



  Number of Shares              5.   Sole Voting Power             1,180,233
  Beneficially Owned by
  Each Reporting Person         6.   Shared Voting Power                   0
  With:
                                7.   Sole Dispositive Power        1,180,233

                                8.   Shared Dispositive Power              0

     9.      Aggregate Amount Beneficially
             Owned by Each Reporting Person                        1,180,233

     10.     Check if the Aggregate Amount in Row
             (9) Excludes Certain Shares (See Instructions)              [ ]

     11.     Percent of Class Represented by Amount in Row (9)           5.0%

     12.     Type of Reporting Person (See Instructions)                  00

                               Page 5 of 14 pages
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     1.       Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).

                        Walter W. Walker, Jr.

     2.      Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)                                                        [ ]

              (b)                                                        [ ]

     3.      SEC Use Only


     4.      Citizenship or Place of Organization       Walter W. Walker, Jr. is
                                                        a citizen of the United
                                                        States of America





  Number of Shares              5.   Sole Voting Power             1,180,233
  Beneficially Owned by
  Each Reporting Person         6.   Shared Voting Power                   0
  With:
                                7.   Sole Dispositive Power        1,180,233

                                8.   Shared Dispositive Power              0

     9.      Aggregate Amount Beneficially
             Owned by Each Reporting Person                        1,180,233

     10.     Check if the Aggregate Amount in Row
             (9) Excludes Certain Shares (See Instructions)              [ ]

     11.     Percent of Class Represented by Amount in Row (9)           5.0%

     12.     Type of Reporting Person (See Instructions)                 IN

                               Page 6 of 14 pages
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ITEM 1(A).     NAME OF ISSUER:

               The name of the issuer is Mission Resources Corporation (the "Issuer").

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               The principal executive office of the Issuer is located at 1331 Lamar, Suite 1455, Houston, Texas 77002.

ITEM 2(A).     NAME OF PERSON FILING:

               BancAmerica Capital Investors SBIC I, L.P. BancAmerica Capital Management SBIC I, LLC BancAmerica Capital
               Management I, L.P.
               BACM I GP, LLC
               Walter W. Walker, Jr.

               The sole general partner of BancAmerica Capital Investors SBIC I, L.P., a Delaware limited partnership ("BACI") is BancAmerica Capital Management SBIC I, LLC, a Delaware limited liability company. The sole member of BancAmerica Capital Management SBIC I, LLC is BancAmerica Capital Management I, L.P., a Delaware limited partnership. The sole general partner of BancAmerica Capital Management I, L.P is BACM I GP, LLC, a Delaware limited liability company. The Managing Member of BACM I GP, LLC is Walter W. Walker, Jr. BACI, together with BancAmerica Capital Management SBIC I, LLC, BancAmerica Capital Management I, L.P., BACM I GP, LLC and Walter W. Walker, Jr., are collectively referred to herein as the "Filing Persons".

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The principal office of each Filing Person is located at 100 North Tryon Street, 25th Floor, Charlotte, North Carolina 28255.

ITEM 2(C).     CITIZENSHIP:

               The place of organization of BACI, BancAmerica Capital Management SBIC I, LLC, BancAmerica Capital Management I, L.P. and BACM I GP, LLC is Delaware. Mr. Walker is a citizen of the United States of America.

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               The class of securities to which the statement relates is the Common Stock, $.01 par value per share of the Issuer (the "Common Stock").

ITEM 2(E).     CUSIP NUMBER:

               The CUSIP Number of the Common Stock is 079895 20 7.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.

                               Page 7 of 14 pages
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ITEM 4.        OWNERSHIP.(1)

               (a)&(b) BACI beneficially owns an aggregate of 1,180,233 shares of Common Stock. Based on 23,505,843 shares of Common Stock reported to be outstanding immediately after giving effect to the merger of Bargo Energy Company with and into Bellwether Exploration Company (the predecessor in interest to the Issuer) by the Issuer in its Proxy Statement/Information Statement/Prospectus, dated as of April 24, 2001, BACI beneficially owns approximately 5.0% of the outstanding shares of the Issuer's Common Stock.

               BancAmerica Capital Management SBIC I, LLC, as the sole general partner of BACI, may be deemed to be the indirect beneficial owner of the 1,180,233 shares of Common Stock beneficially owned by BACI, representing approximately 5.0% of the outstanding shares of the Issuer's Common Stock.

               BancAmerica Capital Management I, L.P., as the sole member of BancAmerica Capital Management SBIC I, LLC, may be deemed to be the indirect beneficial owner of the 1,180,233 shares of Common Stock beneficially owned by BACI, representing approximately 5.0% of the outstanding shares of the Issuer's Common Stock.

               BACM I GP, LLC, as the sole general partner of BancAmerica Capital Management I, L.P., may be deemed to be the indirect beneficial owner of the 1,180,233 shares of Common Stock beneficially owned by BACI, representing approximately 5.0% of the outstanding shares of the Issuer's Common Stock.

               Walter W. Walker, Jr., as the Managing Member of BACM I GP, LLC, may be deemed to be the indirect beneficial owner of the 1,180,233 shares of Common Stock beneficially owned by BACI, representing approximately 5.0% of the outstanding shares of the Issuer's Common Stock. Mr. Walker disclaims beneficial ownership of any shares of Common Stock beneficially owned by BACI.

               (c) BACI has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 1,180,233 shares of Common Stock.

               Each of BancAmerica Capital Management SBIC I, LLC, BancAmerica Capital Management I, L.P., BACM I GP, LLC, and Walter W. Walker, Jr. may be deemed to have the sole power to vote and direct the vote or to dispose or direct the disposition of the 1,180,233 shares of Common Stock beneficially owned by BACI (as its controlling persons).

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSONS.

               Not applicable.

-------------
(1) Each of the filing persons disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which any entity affiliated with the Filing Persons, or the employees thereof, have voting or investment discretion, or both, or (ii) certain investment entities, of which an affiliate or a Filing Person is the general partner, managing general partner, managing member or other manager, to the extent the interest in such entities are held by person other than the Filing Persons or their affiliates.

                               Page 8 of 14 pages
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ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATION.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 9 of 14 pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2001                   BANCAMERICA CAPITAL INVESTORS SBIC I, L.P.

                                     By:  BancAmerica Capital Management
                                          SBIC I, LLC,
                                          its general partner

                                     By:  BancAmerica Capital Management
                                          I, L.P.,
                                          its sole member

                                     By:  BACM I GP, LLC, its general partner



                                     By:  /s/ J. Travis Hain
                                          -------------------------------
                                          Name:  J. Travis Hain
                                          Title:  Managing Director


Date: May 17, 2001                   BANCAMERICA CAPITAL MANAGEMENT SBIC I, LLC

                                     By:  BancAmerica Capital Management
                                          I, L.P.,
                                          its sole member

                                     By:  BACM I GP, LLC, its general partner


                                     By:  /s/ J. Travis Hain
                                          -------------------------------
                                          Name:  J. Travis Hain
                                          Title:  Managing Director


Date: May 17, 2001                   BANCAMERICA CAPITAL MANAGEMENT I, L.P.

                                     By:  BACM I GP, LLC, its general partner


                                     By:  /s/ J. Travis Hain
                                          -------------------------------
                                          Name:   J. Travis Hain
                                          Title:  Managing Director

                              Page 10 of 14 pages

Date: May 17, 2001                   BACM I GP, LLC


                                     By:  /s/ J. Travis Hain
                                          -------------------------------
                                          Name:  J. Travis Hain
                                          Title:  Managing Director


Date: May 17, 2001                        /s/ Walter W. Walker, Jr
                                          -------------------------------
                                              Walter W. Walker, Jr.

                              Page 11 of 14 pages
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                                INDEX TO EXHIBITS


EXHIBIT NUMBER                                              DESCRIPTION

1.                                                          Joint Filing
                                                            Agreement among
                                                            the Filing Persons
                                                            dated May 17, 2001.

                                 Page 12 of 14